CERTIFICATE OF DESIGNATION OF

SERIES X VOTING PREFERRED STOCK, SETTING FORTH THE POWERS,

PREFERENCES, RIGHTS, QUALIFICATIONS, LIMITATIONS AND

RESTRICTIONS OF SUCH SERIES OF PREFERRED STOCK

Pursuant to the Nevada Revised Statutes, as amended, Applied UV, Inc., a Nevada corporation (the “Corporation”), DOES HEREBY CERTIFY:

The Articles of Incorporation of the Corporation (the “Charter”) confers upon the Board of Directors of the Corporation (the “Board of Directors”) the authority to provide for the issuance of shares of preferred stock in series and to establish the number of shares to be included in each such series and to fix or alter the designations, powers and preferences, and relative, participating, optional or other rights, if any, and qualifications, limitations or restrictions thereof. On August 30, 2023, the Board of Directors duly adopted a resolution creating a series of preferred stock having the designation and number of shares and the powers, preferences and rights of the shares of such series, and the qualifications, limitations and restrictions thereof as set forth below:

Section 1. Designation and Number. Of such 20,000,000 shares of Preferred Stock authorized, 10,000 shares are designated as “Series X Voting Preferred Stock (the “Series X Preferred Stock”).”

Section 2. Dividends. The holders of the Series X Preferred Stock shall not be entitled to receive dividends paid on the common stock of the Corporation.

Section 3. Liquidation Preference. The holders of the Series X Preferred Stock shall not be entitled to any liquidation preference.

Section 4. Voting. The holders of the Series X Preferred Stock will have the shareholder voting rights as described in this Section 4 or as required by law. For so long as any shares of the Series X Preferred Stock remain issued and outstanding, the holders thereof shall have the right to vote in an amount equal to 1,000 votes per share of Series X Preferred Stock. Except as otherwise required by law or the Articles of Incorporation, in respect of all matters concerning the voting of shares of capital stock of the Corporation, the common stock (and any other class or series of capital stock of the Corporation entitled to vote generally with the common stock) and the Series X Preferred Stock shall vote as a single class and such voting rights shall be identical in all respects.

Section 5. Conversion Rights. The holders of the shares of Series X Preferred Stock shall not have any rights hereunder to convert such shares into, or exchange such shares for, shares of any other series or class of capital stock of the Corporation or of any other person.

Section 6. Redemption Rights. The shares of the Series X Preferred Stock shall be not be subject to redemption.

Section 7. Notices. Any notice required hereby to be given to the holders of shares of the Series X Preferred Stock shall be deemed if deposited in the United States mail, postage prepaid, and addressed to each holder of record at his, her or its address appearing on the books of the Corporation.

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IN WITNESS WHEREOF, Applied UV, Inc. has caused this Certificate of Designation to be duly executed in its corporate name on this 1st day day of September, 2023.

APPLIED UV, INC.

By:	/s/ Max Munn
Name: Max Munn
Title: Chief Executive Officer

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